Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 4 February 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
28/01/2019	MTA	6,000	96.1761	577,056.60
29/01/2019	MTA	7,826	96.1263	752,284.42
30/01/2019	MTA	8,581	97.0341	832,649.61
31/01/2019	MTA	3,457	97.6928	337,724.01
Total	—	25,864	—	2,499,714.64

Since the announcement of the buyback program dated 28 December 2018 till 1 February 2019, the total invested consideration has been Euro 23,311,744.89 for No. 244,062 common shares purchased resulting in No. 6,246,905 common shares held in treasury as of 1 February 2019. As of the same date, the Company held 2.50% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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